UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RESTRUCTURING LOAN WITH GAZPROMBANK

Moscow, Russia — August 31, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), leading
Russian mining and metals company, reports signing agreements on restructuring its loan with Gazprombank (AO) totaling 1.4 billion US dollars and 33.7 billion rubles (approx. 507 million US dollars*).
The group’s enterprises – Beloretsk Metallurgical Plant OAO, Mechel Coke OOO,
Chelyabinsk Metallurgical Plant PAO, Urals Stampings Plant OAO, Southern Kuzbass
Coal Company OAO, Yakutugol Holding Company OAO and Trade Port Posiet OAO – act
as borrowers on the loans.
The loan agreements set the grace period on the body of the loan until April
2017 with repayment to be made in monthly installments until April 2020.
Interest payments exceeding 8.75% will be capitalized. The restructuring agreements are subject to approval by directors’ boards and shareholder meetings of Mechel OAO and the group’s enterprises.
 “Gazprombank has always been very responsible in its approach toward its clients. We have longstanding ties with Mechel. Since its inception, this company conducted an active investment policy, implementing ambitious projects vital for our country, and so we decided to accommodate the company at this time of difficulty,” Gazprombank’s Chairman of the Management Board Andrei Akimov
said.
“We are deeply grateful to Gazprombank for its support of our company which found itself in a difficult financial situation as the Group’s key financial payments coincided with the most serious slump commodity markets have seen in a decade. The restructuring enables us to bring our key investment projects to full capacity, which will ensure our financial stability and serve as source for repayment of our debt in 2017-2020.We spare no effort to justify Gazprombank’s trust,” Chairman of Mechel OAO’s Board of Directors Igor Zyuzin said.
* Based on the Russian Central Bank exchange rate of 66.48 RUR/$ as of August
31, 2015.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 31, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO